VIA ELECTRONIC TRANSMISSION

Linda Cvrkel

Branch Chief - Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Fax: +1-703-813-6967

June 16, 2009

Re:	Daimler AG
Form 20-F for the year ended December 31, 2008
Filed February 27, 2009
File No. 001-14561

Dear Ms. Cvrkel:

We have received the additional comment letter dated May 19, 2009, with respect to our 2008 Annual Report on Form 20-F, from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Attached is our response to the Staff’s comment.

If you have any questions, please do not hesitate to call Robert Köthner at +49-711-17-92543. In the event of a written response, please use the following fax number: +49-711-17-94116.

Sincerely,

Daimler AG

/s/ Bodo Uebber	/s/ ppa. Robert Köthner
Bodo Uebber	Robert Köthner
Member of the Board of Management	Vice President
Finance & Controlling /	Chief Accounting Officer
Daimler Financial Services

Form 20-F for the year ended December 31, 2008

Note 12. Investments Accounted for Using the Equity Method, page F-36

1.     We note from your response to our prior comment 4 that you have determined that Chrysler has exceeded the significance threshold based on the income test and you have notified Chrysler that you need to obtain their audited and unaudited financial statements to include in an amendment to your Form 20-F. Please note that regardless of events that occurred during 2009, you are required to file an amended Form 20-F with the appropriate financial statements of Chrysler as required under Rule 3-09 of Regulation S-X. If you believe you will need to obtain a waiver from providing these financial statements, please note that you will need to request such a waiver from the Division of Corporation Finance’s Office of the Chief Accountant. Please confirm that you intend to file the financial statements or request a waiver.

Response:

We confirm that we have submitted a waiver request to the Office of Chief Accountant of the Division of Corporation Finance (CF-OCA) on June 16, 2009.